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                                                                    Exhibit 99.2

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                                    AGREEMENT

                                   DATED AS OF

                                 APRIL 27, 2004

                                      AMONG

                         GRUPO FINANCIERO GALICIA S.A.,

                       INTERNATIONAL FINANCE CORPORATION,

                     INTER-AMERICAN INVESTMENT CORPORATION,

                          COMMODITY CREDIT CORPORATION,

                                       AND

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,

                        AS NOTE PURCHASE AGREEMENT AGENT,

                                       AND

                      AS NEW TRADE CREDIT AGREEMENT AGENT.

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                                    AGREEMENT

                  This Agreement (this "Agreement") is made as of April 27, 2004 among:

                  (i) Grupo Financiero Galicia S.A. (together with its successors and permitted assigns, "Grupo"),

                  (ii) International Finance Corporation (together with its successors and assigns, "IFC"),

                  (iii) Inter-American Investment Corporation (together with its successors and assigns, "IIC"),

                  (iv) Deutsche Bank Trust Company Americas, acting as agent for the holders from time to time parties to the Note Purchase Agreement (together with its successors and assigns in such capacity, the "Note Purchase Agreement Agent") and as Agent under the New Trade Credit Agreement (defined below) (together with its successors and assigns in such capacity, the "New Trade Credit Agreement Agent"), and

                  (v) Commodity Credit Corporation (together with its successors and assigns, "CCC").

                             PRELIMINARY STATEMENTS

            A. Banco de Galicia y Buenos Aires, S.A. ("Banco de Galicia"), an Argentine corporation, is a subsidiary of Grupo. Banco de Galicia is entering into a restructuring of its foreign currency-denominated unsecured indebtedness.

            B. In connection with such restructuring, and in order to encourage the other parties hereto to enter into the Transaction Documents (defined below) and the Other Documents (defined below), Grupo is entering into this Agreement.

                  NOW THEREFORE, the parties hereto hereby agree as follows:

            SECTION 1. Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

            "Accounting Principles" means the accounting principles generally accepted in the Country in effect from time to time, relating to financial holding companies, including without limitation Grupo, in the Country, applied on a consistent basis.

            "Affiliate" means a Person who directly or indirectly through one or more intermediaries Controls or is Controlled by, or is under common Control with, Grupo.

            "Assignment Agreement" means the assignment agreement to be entered into on or prior to the Effective Date and executed and delivered by and between EBA Holding S.A. and First Trust of New York, National Association, Representacion Permanente en Argentina, as trustee under the Trust Agreement.

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            "Auditors" means Price Waterhouse & Co., or such other "Big Four"
firm of internationally recognized independent public accountants, as Grupo may from time to time appoint as its auditors.

            "Authority" means any national, supranational, regional or local government or governmental, administrative, fiscal, judicial, legislative, regulatory, executive, government-owned (directly or indirectly) or government-controlled (directly or indirectly) body, department, commission, authority, tribunal, agency or entity, or central bank (or any Person, whether or not government owned and howsoever constituted or called, that exercises the functions of a central bank).

            "Authorization" means any consent, registration, filing, agreement, notarization, certificate, license, approval, permit, authority or exemption from, by or with any Authority, whether given by express action or deemed given by failure to act within any specified time period, and all applicable corporate, creditors' and shareholders' approvals or consents.

            "Banco de Galicia" has the meaning set forth in the preliminary statements to this Agreement.

            "Business Day" means a day when banks are open for business in New York, New York and Buenos Aires, Argentina.

            "Capital Stock" means with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

            "CCC" has the meaning set forth in the preamble to this Agreement.

            "Change of Control" means (i) the failure of EBA Holding S.A. to (A) Control and (B) own Voting Stock which (except for those matters for which class "A" shares of Grupo have the right to only one vote) has the right to at least fifty-nine point forty-two percent (59.42%) of the total votes at shareholders meetings of Grupo, provided that such percentage may be reduced (without constituting a "Change of Control") to a percentage of Voting Stock which (except for those matters for which class "A" shares of Grupo have the right to only one vote) has the right to cast a majority of the votes at shareholders meetings of Grupo in the event that Grupo issues equity securities by reason of any transaction not prohibited under the terms of the Financing Agreements (including, without limitation, the issuance of equity by the Borrower), (ii) the failure of Grupo to (A) Control Banco de Galicia and (B) to own at least ninety-three percent (93%) of the Capital Stock and Voting Stock of Banco de Galicia (provided that such percentage may be reduced (without constituting a "Change of Control") to sixty-five percent (65%) of the Capital Stock and Voting Stock of Banco de Galicia in the event that Banco de Galicia issues equity securities by reason of any transaction not prohibited under the terms of the Transaction Documents (including, without limitation, the issuance of equity by Banco de Galicia).

            "Charter" means, with respect to Grupo, its "estatutos sociales".

            "Clearstream" means Clearstream Banking Societe Anonyme.

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            "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise, and the verb "Control" and the terms "Controlling" and "Controlled" have the meanings correlative to the foregoing.

            "Country" means the Republic of Argentina.

            "Dollar Equivalent" means, with respect to (i) any monetary amount denominated in Dollars, such amount, (ii) any monetary amount denominated in Pesos, at any time for the determination thereof, the amount of Dollars obtained by converting Pesos into Dollars at the EMTA Rate or, if such rate shall not be available, at the rate determined by IFC, IIC, CCC, the Note Purchase Agreement Agent and the New Trade Credit Agreement Agent, based on the average of exchange rate for the purchase of Dollars with Pesos as reported at the close of business two (2) Business Days prior to the date of determination by Banco Rio de la Plata S.A., Deutsche Bank S.A. and the branch of Citibank, N.A. in the Country (or if any of such entities shall not report such quotations, by any of HSBC Bank Argentina S.A., Bankboston N.A. Buenos Aires Branch or JP Morgan Chase Bank Buenos Aires Branch, respectively), and (iii) a currency other than Dollars or Pesos, at any time for the determination thereof, the amount of Dollars obtained by converting such other currency into Dollars at the average of the spot rates for the purchase of Dollars with such other currency, as publicly quoted by the Note Purchase Agreement Agent in the normal course of business at approximately 11:00 a.m. (New York City time), on the date of determination thereof specified herein or, if the date of determination thereof is not otherwise specified herein, in each case on the date two (2) Business Days prior to such determination

            "Dollars" or "$" or "US$" means the lawful currency of the United States of America.

            "Effective Date" means the latest to occur of the (i) "Effective Date" (as defined in the Restructured IFC Long-Term Loan Agreement), (ii) "Effective Date" (as defined in the Restructured IIC Long-Term Loan Agreement), and (iii) "Effective Date" (as defined in the Note Purchase Agreement).

            "EMTA" means the Emerging Markets Trading Association.

            "EMTA Rate" means the rate of exchange used for the purchase of Dollars with Pesos as quoted by the EMTA on its website at www.emta.org/aservices (or such other web page of EMTA where the quotation is published if this web address changes) two (2) Business Days prior to the date of determination, at 2:00 p.m. (Buenos Aires time).

            "Equity Participation Option" means the offering by Banco de Galicia to make available (i) Medium-Term Bonds up to a maximum amount of three hundred million Dollars ($300,000,000) and (ii) up to one hundred and forty-nine million (149,000,000) Preferred Shares (or Preferred Shares and cash, if any), to each creditor of Banco de Galicia participating in the equity participation option, subject to the prorationing procedures set forth in the applicable Other Documents.

            "Escasany, Ayerza and Braun Family Members" means any members of the Escasany, Ayerza and Braun families who are holders of Class "A" Shares of EBA Holding S.A., or their heirs, descendants and spouses who receive shares as a result of dissolution of marriage and the

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Fundacion Banco de Galicia y Buenos Aires S.A., which holders of class "A"
shares are identified in the shareholders' meeting minutes, Number 1, of EBA Holding S.A., dated October 12, 1999, and registered in the Registro Publico de Comercio under number 18,036, Libro VIII, Tomo de Sociedades por Acciones.

            "Euroclear" means Euroclear Bank S.A/N.V.

            "Fiscal Year" means the accounting year of Grupo commencing each year on January 1 and ending on the following December 31, or such other accounting period of Grupo as Grupo may from time to time designate as its accounting year.

            "Grupo" has the meaning set forth in the preamble to this Agreement.

            "IFC" has the meaning set forth in the preamble to this Agreement.

            "IIC" has the meaning set forth in the preamble to this Agreement.

            "Long-Term Bonds" means the Dollar-denominated notes (obligaciones negociables) due 2014 to be issued by Banco de Galicia under, and pursuant to the terms and conditions applicable to, the Restructuring.

            "Material Adverse Effect" means a material adverse effect on:

                  (i) the condition (financial or otherwise), operations, Property, business affairs or business prospects of Grupo and its Subsidiaries taken as a whole;

                  (ii) the validity or enforceability of any of the Transaction Documents;

                  (iii) the rights and remedies of, or benefits available to, any party (other than Grupo) under any of the Transaction Documents; or

                  (iv) the ability of Grupo to perform its obligations under this Agreement or any other Transaction Document in accordance with the terms hereof or thereof.

            "Medium-Term Bonds" means the Dollar-denominated notes (obligaciones negociables) due 2010 to be issued by Banco de Galicia under, and pursuant to the terms and conditions applicable to, the Restructuring.

            "NASDAQ" means, The Nasdaq Stock Market, Inc.

            "New Trade Credit Agreement" means the trade credit agreement, dated as of April 27, 2004, by and among Banco de Galicia, the New Trade Credit Agreement Agent, the letter of credit bank party thereto and the lenders party thereto from time to time.

            "New Trade Credit Agreement Agent" has the meaning set forth in the preamble to this Agreement.

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            "Note Purchase Agreement" means the note purchase agreement, dated as of April 27, 2004, by and among Banco de Galicia, the Note Purchase Agreement Agent, Barclays Bank PLC, as Documentation Agent and the holders party thereto from time to time.

            "Other Documents" means:

                 (i)    the Restructured IFC Loan Agreements;

                 (ii)   the Restructured IIC Loan Agreements;

                 (iii)  the Restructured CCC Loan Agreement;

                 (iii)  the Restructured Bonds;

                 (iv)   the Trust Agreement;

                 (v)    the Assignment Agreement;

                 (vi)   the New Trade Credit Agreement;

                 (vii)  the Note Purchase Agreement; and

                 (viii) all and any other documents, instruments, indentures, fiscal and paying agency agreements and/or other agreements relating to, and/or in connection with, any of the foregoing agreements and documents.

            "Person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, business trust, joint stock company, limited liability company, unincorporated association, unincorporated organization, Authority or any other entity whether acting in an individual, fiduciary or other capacity and whether or not having a separate legal personality.

            "Pesos" means the lawful currency of the Country.

            "Preferred Shares" means preferred shares of Grupo issued pursuant to the equity prospectus dated April 26, 2004 which will be automatically converted into class "B" shares of Grupo on the first (1st) anniversary date of their issuance or, if earlier, on the occurrence of a change of control of Grupo.

            "Property" means any asset, revenue or other property, whether tangible or intangible, real or personal, including without limitation any right to receive income.

            "Purchase Agreement" means the purchase agreement to be entered into on or prior to the Effective Date between Banco de Galicia and Grupo.

            "Registration Rights Agreement" means the registration rights agreement in the form of Exhibit A attached hereto, to be dated as of the Effective Date and executed and delivered by Grupo.

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            "Regulation S" means Regulation S under the United States Securities
Act of 1933, as amended.

            "Restructured Bonds" means, collectively, (i) the Long-Term Bonds,
(ii) the Medium-Term Bonds, and (iii) the Subordinated Bonds.

            "Restructured CCC Loan Agreement" means the dollar loan agreement, dated as of April 27, 2004, between Banco de Galicia and CCC.

            "Restructured IFC Loan Agreements" means, collectively, (i) the Restructured IFC Long-Term Loan Agreement; (ii) the Restructured IFC Medium-Term Loan Agreement and (iii) the Restructured IFC Subordinated Loan Agreement.

            "Restructured IFC Long-Term Loan Agreement" means the amended and restated long-term loan agreement, dated as of April 27, 2004, between Banco de Galicia and IFC.

            "Restructured IFC Medium-Term Loan Agreement" means the amended and restated medium-term loan agreement, dated as of April 27, 2004, between Banco de Galicia and IFC.

            "Restructured IFC Subordinated Loan Agreement" means the amended and restated subordinated loan agreement, dated as of April 27, 2004, between Banco de Galicia and IFC.

            "Restructured IIC Loan Agreements" means, collectively, (i) the Restructured IIC Long-Term Loan Agreement; (ii) the Restructured IIC Medium-Term Loan Agreement and (iii) the Restructured IIC Subordinated Loan Agreement.

            "Restructured IIC Long-Term Loan Agreement" means the amended and restated long-term loan agreement, dated as of April 27, 2004, between Banco de Galicia and IIC.

            "Restructured IIC Medium-Term Loan Agreement" means the amended and restated medium-term loan agreement, dated as of April 27, 2004, between Banco de Galicia and IIC.

            "Restructured IIC Subordinated Loan Agreement" means the amended and restated subordinated loan agreement, dated as of April 27, 2004, between Banco de Galicia and IIC.

            "Restructuring" means the restructuring of the foreign currency-denominated unsecured indebtedness of Banco de Galicia.

            "SEC" means the United States Securities and Exchange Commission.

            "SOX Act" means the U.S. Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder from time to time.

            "Subordinated Bonds" means the Dollar-denominated notes (obligaciones negociables) due 2019 to be issued by Banco de Galicia under, and pursuant to the terms and conditions applicable to, the Restructuring.

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            "Subscription Agreement" means the subscription agreement, to be entered into on or prior to the Effective Date and executed and delivered by and between First Trust of New York, National Association, Representacion Permanente en Argentina, as Trustee and Grupo.

            "Subsidiary" means any Person of which, at the time of determination, Grupo and/or one or more of its Subsidiaries owns or Controls directly or indirectly more than fifty percent (50%) of the shares of such Person's capital voting stock.

            "Taxes" means any present or future taxes, assessments, withholding obligations, duties and other charges of whatever nature levied, imposed and/or collected by any Authority, and all interest, penalties, or similar liabilities with respect thereto.

            "Transaction Documents" means:

                  (i)   this Agreement;

                  (ii)  the Subscription Agreement;

                  (iii) the Purchase Agreement; and

                  (iv)  the Registration Rights Agreement.

            "Trust" means the trust created pursuant to the Trust Agreement.

            "Trust Agreement" means the trust agreement, to be entered into on or prior to the Effective Date, between Banco de Galicia and First Trust of New York, National Association, Representacion Permanente en Argentina, as Trustee.

            "Voting Stock" means, with respect to a Subsidiary or an Affiliate, any stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person; provided, however, that, for the purposes hereof, stock which carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock, whether or not such event shall have happened.

            SECTION 2. Covenants. Until all principal and interest owing by Banco de Galicia under the Other Documents, and all other amounts owing under any of the Transaction Documents have been paid in full,

                  (a) Grupo shall: (i) from and after the six-month anniversary of the Effective Date, cause the audit committee (which shall be at all times sufficiently and broadly empowered to perform internal audits and to review compensation of directors and senior management of Grupo as well as transactions with Affiliates) of its board of directors to have at least three members, a majority of which shall be "Independent Directors" (as such term is defined in NASDAQ Stock Market Inc. Rule 4350(d)(2)(A)); (ii) comply, as and when required to by foreign private issuers, with Section 402 of the SOX Act and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board thereunder; (iii) comply with the internal control report requirements under Section 404(a) of the SOX Act and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board

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thereunder; (iv) implement a code of ethics as defined in Section 406(c) of the
SOX Act, which code of ethics shall be applicable to its chief executive and senior financial officers or persons performing similar functions; and (v) to the extent required under the SOX Act with respect to any reports that Grupo files with the SEC, NASDAQ or other national securities market and in annual reports distributed to Class B shareholders include certifications from its chief executive officer and chief financial officer.

                  (b)   Grupo shall not:

                        (i) pay fees to the members of its board of directors during any Fiscal Year, or enter into agreements or any other kind of transactions pursuant to which Grupo shall (or shall be obligated to) pay fees, salaries, retainers or any other kind of compensation to the members of its board of directors during any Fiscal Year, if the aggregate amount of fees, salaries, retainers or other compensation covered by this clause
      (i) during such Fiscal Year would exceed one million five hundred thousand Dollars ($1,500,000) (or the Dollar Equivalent in any other currency), provided that Grupo, in accordance with clause (ii) below, shall be permitted to make additional payments to members of the board who hold executive positions of Grupo for performing executive functions; or

                        (ii) make any payment to its Management in excess of Market Compensation. For this purpose: "Management" means full-time employees, full-time officers or members of the board of Grupo who hold executive positions of Grupo; and "Market Compensation" means compensation that is within the normal range of compensation for similar executives in the Country.

                  (c)   Grupo shall furnish to the other parties hereto:

                        (i) as soon as available but in any event not later than one hundred twenty (120) days after the close of each Fiscal Year in the case of the documents referred to in clauses (1), (3), (6), and (7) below, within one hundred thirty (130) days after the close of each Fiscal Year in the case of the document referred to in clause (8), and within one hundred eighty (180) days after the close of each Fiscal Year in the case of the documents referred to in clauses (2), (4) and (5) below: (1) a complete copy of its annual report in the English language (an "Annual Report", which shall include a consolidated balance sheet, consolidated statement of income, consolidated statement of changes in stockholders' equity and consolidated statement of cash flows for such Fiscal Year of Grupo and will be audited and accompanied by a report thereon of the Auditors), (2) a certificate from the Auditors containing a reconciliation to U.S. generally accepted accounting principles of net income and shareholders' equity of Grupo, (3) a management letter from the Auditors to Grupo or to its management commenting on, among other things, the adequacy of Grupo's financial control procedures and accounting systems and management information system, together with copies of any other communication sent by the Auditors in relation to such procedures and systems; (4) a certificate from Grupo, certifying that it was in compliance with Section 402 of the SOX Act, and setting forth all outstanding loans and other obligations between Grupo and Escasany, Ayerza and Braun Family Members or any Person holding five percent (5%) or

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      more of the Grupo's Capital Stock shareholders or between Grupo and Banco de Galicia during such Fiscal Year, (5) commencing with the Fiscal Year ending in 2005, an internal control report by Grupo containing the information required under Section 404(a) of the SOX Act and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board thereunder, together with an attestation from the Auditors with respect to such reporting as would be required by Section 404(b) of the SOX Act and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board thereunder; (6) a certificate from Grupo certifying compliance with the covenants in Section 2(a) and 2(b);
      (7) a certificate from Grupo setting forth the organizational structure of Grupo, listing the percentages of Capital Stock and Voting Stock of Grupo held by EBA Holding S.A. and certifying that no Change of Control has occurred in the relevant Fiscal Year; and (8) a certificate from Grupo setting forth all claims, contingencies or commitments (broken down into cash and non-cash items) of Grupo against its controlling shareholders or Banco de Galicia;

                        (ii) as soon as available but in any event not later than sixty (60) days after the end of each quarter of each Fiscal Year, a quarterly report of Grupo in the English language (a "Quarterly Report", which Quarterly Report shall include an unaudited, consolidated balance sheet, consolidated statement of income and consolidated statement of changes in shareholders' equity for such Fiscal Year or quarter of Grupo and shall be subject to limited review by the Auditors in accordance with the Accounting Principles);

                        (iii) promptly by facsimile or telex not less than twenty (20) days before it takes place, notice of any meeting of its shareholders including the agenda of the meeting;

                        (iv) promptly, copies of (A) all notices, reports and other communications of Grupo to its shareholders, and (B) the minutes of all shareholders' meetings;

                        (v) promptly, notice of any proposed material change in the business or operations of Grupo and of any event or condition that has had or might reasonably be expected to have a Material Adverse Effect;

                        (vi) notice, as soon as Grupo becomes aware of any litigation or administrative proceedings before any Authority or arbitral body which might reasonably be expected to have a Material Adverse Effect, which notice shall specify the nature of such litigation or proceedings and the steps Grupo is taking or proposes to take with respect thereto;

                        (vii) promptly after the sending or filing thereof, copies of all material proxy statements, financial statements and reports and copies of all material regular, periodic and special reports that Grupo files with the Argentine Comision Nacional de Valores, the NASDAQ, the SEC or any Authority that may be substituted therefor, or with any national securities exchange;

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                        (viii) promptly upon receipt thereof, all amendments,
      modifications or waivers of any provision of any of the Transaction Documents; and

                        (ix) promptly, such information as any party hereto may from time to time reasonably request about Grupo and its Property.

                  (d) On or before the Effective Date, (i) execute and deliver the Subscription Agreement and the Purchase Agreement, and (ii) fully comply with any and all of its obligations under the Subscription Agreement and Purchase Agreement.

                  (e) From and after the Effective Date, fully comply with any and all of its obligations under the Transaction Documents.

            SECTION 3. Representations and Warranties. Grupo represents and warrants to the other parties hereto, as of the date hereof and the Effective Date, except as expressly set forth herein, that:

                  (a) Grupo (i) is a company duly incorporated and validly existing under the laws of the jurisdiction of its incorporation, (ii) has obtained all required Authorizations to own its assets and conduct its business as presently conducted, and (iii) has the power, authority and legal right to enter into and perform its obligations under this Agreement and the Transaction Documents or will, in the case of any Transaction Document not executed as at the date of this Agreement, when that Transaction Document is executed, have the power, authority and legal right to enter into and comply with its obligations under such Transaction Document.

                  (b) Neither the execution, delivery or performance of this Agreement or any Transaction Document nor the compliance with its terms will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any indenture, mortgage, agreement or other instrument or arrangement to which Grupo is a party or by which it is bound, or violate any of the terms or provisions of Grupo's Charter or any Authorization, judgment, decree or order or any statute, rule or regulation applicable to Grupo or result in or require the creation or imposition of any lien upon or with respect to any of the properties of Grupo.

                  (c) This Agreement and each other Transaction Document to which Grupo is a party has been, or will be, duly authorized and executed by Grupo and constitutes, or will constitute when so executed, a valid and legally binding obligation of Grupo, enforceable against Grupo in accordance with its terms, subject to (i) applicable bankruptcy, insolvency and other similar laws affecting creditor's rights generally, and (ii) general equitable principles regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

                  (d) All of the Authorizations needed by Grupo to conduct its business and execute and comply with its obligations under this Agreement and each of the other Transaction Documents have been obtained and are final and in full force and effect and Grupo has not received any notice of proceedings relating to the revocation, cancellation, expropriation or modification of any such Authorization.

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                  (e)   Grupo and each of its Subsidiaries is not in violation
of any material statute or regulation of any Authority (including social security laws and retirement and pension funds laws and all regulations and requirements of the Argentine National Securities Commission (Comision Nacional de Valores), the NASDAQ, the SEC, and their respective successors.

                  (f) All material tax returns and reports of Grupo required by law to be filed have been duly filed and all material Taxes, obligations, fees and other governmental charges upon Grupo, or its Properties, or its income or assets, which are due and payable or to be withheld, have been paid or withheld, other than any such liabilities that are being contested in good faith and by appropriate proceedings, and for which adequate reserves with respect thereto have been established to the extent required by Accounting Principles.

                  (g) There is no Tax, impost, deduction, charge or withholding imposed by the Country or any political subdivision or taxing authority thereof or therein on or by virtue of the execution or delivery of this Agreement.

                  (h) Neither any information, financial statement, exhibit, schedule nor any report furnished in writing by or on behalf of Grupo to any of the other parties hereto in connection with the negotiation of the Transaction Documents or pursuant to the terms of the Transaction Documents (other than any projections, estimates or information of a general economic nature) contain, when taken as a whole, any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein not misleading in light of the circumstances under which they were made. All written information furnished after the date hereof by Grupo to any of the other parties hereto in connection with this Agreement and the transactions contemplated in the Transaction Documents will be true, complete and accurate in all material respects or (in the case of projections) based on estimates believed by Grupo to be reasonable, on the date of which such information is stated or certified. There is no fact known to Grupo that could reasonably be expected to have a Material Adverse Effect that has not been disclosed herein or in a report, financial statement, exhibit, schedule, disclosure letter or other writing furnished by Grupo to the other parties hereto on or prior to the date hereof for use in connection with the transactions contemplated hereby, in the other Transaction Documents or in the Other Documents.

                  (i) This Agreement and the other Transaction Documents are in proper legal form under the laws of the Country for the enforcement thereof against Grupo under the laws of the Country, and the obligations of Grupo under this Agreement and the other Transaction Documents may be enforced (by judgment and levy) in accordance with their respective terms in a proceeding at law in any competent court in the Country; provided, however, that (i) an official Spanish translation of this Agreement or the other Transaction Documents, as applicable, is required to bring an action thereon in the courts of the Country and (ii) the enforcement of foreign judgments in the Country would be recognized if the requirements of Article 517 of the Federal Code on Civil and Commercial Procedure are met, including: (A) the judgment, which must be final in the jurisdiction where rendered, was issued by a competent court in accordance with Argentine laws regarding conflict of laws and jurisdiction and resulted from a personal action, or an in rem action regarding property that was transferred into the Country during or after the prosecution of the foreign action; (B) the defendant against whom enforcement of the judgment is sought was personally served with the summons, in accordance with due process of law, and was given an opportunity to defend against the foreign action; (C) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law; (D) the judgment does not violate the principles of public policy of Argentine law; and (E) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

                  (j) Grupo is not an "investment company" subject to regulation under the U.S. Investment Company Act of 1940, as amended.

                  (k) The financial statements of Grupo for the Fiscal Years ending on December 31, 2003 and December 31, 2002, copies of which have been furnished to the other parties hereto:

                        (i) have been prepared in accordance with the Accounting Principles applicable to Grupo, and present fairly, in all material respects, the financial condition of Grupo as of the date as of which they were prepared and the results of Grupo's operations during the period then ended; and

                        (ii) disclose all liabilities (contingent or otherwise) of Grupo, and the reserves, if any, for such liabilities and all unrealized or anticipated liabilities and losses arising from commitments entered into by Grupo (whether or not such commitments have been disclosed in such financial statements) required, pursuant to the Accounting Principles, to be disclosed therein.

                  (l) Grupo has obtained all necessary governmental approvals to consummate the transactions contemplated in the Subscription Agreement and in the Purchase Agreement, including the Comision Nacional de Valores approval for the public offering of the Preferred Shares and the Bolsa de Comercio de Buenos Aires and the Bolsa de Comercio de Cordoba approvals for the listing of the Preferred Shares.

                  (m) On the Effective Date, the Preferred Shares shall constitute twelve percent (12%) of the issued and outstanding capital stock of Grupo on a fully diluted basis. From and after the Effective Date, the Preferred Shares shall be registered in the stock records of Grupo noting the names of the beneficial owners thereof.

                  (n) As of the Effective Date, the stock register of Grupo will accurately record the issuance of the Preferred Shares through: (i) a global certificate held by Caja de Valores S.A. in respect of Euroclear and Clearstream on behalf of the beneficial owners of Preferred Shares that do not fall within the category of U.S. Persons as such term is defined under Regulation S, and (ii) definitive form in respect to each of the beneficial owners of Preferred Shares that do fall under the category of U.S. Persons as such term is defined under Regulation S.

                  (o) As of the Effective Date, the Preferred Shares will be duly issued, subscribed, and paid in, in accordance with their respective terms and conditions of issuance, have no voting rights, and have a par value per share of Ps. 1.00. The Preferred Shares shall automatically convert into ordinary "B" shares of Grupo on the first anniversary of the date of their issuance or, if earlier, upon the occurrence of a Change of Control of Grupo. The Preferred

Shares have preferential rights over the remaining shares of Grupo in the event of liquidation of Grupo.

                  (p) Except for the preferential and accretion rights corresponding to holders of ordinary shares of Grupo, there are no outstanding options, subscription coupons, or rights of any kind exist to acquire additional shares of Grupo's stock, or bonds convertible into, or exchangeable for, stock or otherwise conferring upon the shareholders of Grupo, the right to acquire additional shares, and no undertaking was made by Grupo to issue any of such options, subscription coupons, rights or bonds. Except for the capital increase for the issuance of the Preferred Shares, Grupo has no pending: (a) capital increase or reduction, (b) subscription, issuance, or redemption of shares, (c) re-statement or amendment of its by-laws, (d) mergers, split-offs or transfers of goodwill, or (e) anything that will adversely affect the consummation of the Restructuring.

            SECTION 4. Survival. All covenants, agreements, representations and warranties made by Grupo herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any party hereto may have had notice or knowledge of any incorrect representation or warranty, and shall continue in full force and effect as long as any amount payable under any Other Document is outstanding and unpaid. Without prejudice to the survival of any other agreement of Grupo hereunder, the provisions of Sections 6, 7, 8, 9, 10, 11, 13, 14, 15 and 16 of this Agreement shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby or the payment in full of principal, interest and all other amounts payable under any of the other Other Documents.

            SECTION 5. Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on separate counterparts), each of which when so executed shall constitute an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be as effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that Grupo shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the other parties hereto. This Agreement represents the entire agreement of Grupo and the other parties hereto with respect to the subject matter hereof.

            SECTION 6. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity, illegality or unenforceability of a particular provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

            SECTION 7. Jurisdiction; Consent to Service of Process. (a) Each of the parties hereto (other than the Commodity Credit Corporation) hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any of the other Transaction Documents or Other Documents to which it is a party, or for recognition or enforcement of any judgment, and each of the parties hereto (other than the Commodity Credit Corporation) hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by law, in such Federal court. The Commodity Credit Corporation hereby irrevocably and unconditionally submits to the jurisdiction of any Federal court of the United States of America and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any of the Other Documents to which it is a party, or for recognition or enforcement of any judgment, and the Commodity Credit Corporation hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such Federal court; provided, any suit against the Commodity Credit Corporation shall be brought in the District of Columbia, or in the Federal district wherein the plaintiff resides or is engaged in business. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the party hereto may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction. Grupo irrevocably and unconditionally waives any right to claim a lack of jurisdiction should any Transaction Document or Other Document be enforced in the Country. Grupo hereby irrevocably appoints CT Corporation System (the "Process Agent") with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, United States, as its agent to receive on behalf of Grupo and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding arising out of or relating to this Agreement or any other Transaction Document governed by New York law. Such service may be made by mailing or delivering a copy of such process to Grupo in care of the Process Agent at the Process Agent's above address, and Grupo hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, Grupo also irrevocably consents to the service of any and all process in any such action or proceeding by sending copies of such process by mail to Grupo at its address specified in Section 8. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

            (b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Transaction Document in any New York State or Federal court referred to in subparagraph (a) of this Section 7. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

            SECTION 8. Notices. Any notice, request or other communication to be given or made under this Agreement shall be in writing. Except as otherwise provided in Section 2(c), any such communication may be delivered by hand, airmail, facsimile or established courier service to the party's address specified below or at such other address as such party notifies to the other parties hereto from time to time, and will be effective upon receipt.

        For Grupo:

              Tte. Gral. Juan D. Peron 456, 2 degrees piso
              C1038AAJ Buenos
              Aires Republica Argentina

              Facsimile: 4331-9183
              Attention: Pedro A. Richards

              with a copy (which shall not constitute notice) to:

              WHITE & CASE LLP
              1155 Avenue of the Americas
              New York, NY  10036

              Facsimile:        (+1 212) 354-8113
              Attention:        Priscilla Almodovar

        For IIC:

              INTER-AMERICAN INVESTMENT CORPORATION
              1300 New York Avenue, N.W.
              Washington, D.C. 20577
              United States of America

              Facsimile:        (+1 202) 623-2360 or 623-3807
              Attention:        General Manager (with a copy to General Counsel)

              With a copy (which shall not constitute notice) to:

              MARVAL, O'FARRELL & MAIRAL
              Av. Leandro N. Alem 928
              (C1001AAR) Buenos Aires
              Republic of Argentina

              Facsimile:        (+54 11) 4310-0200
              Attention:        Roberto E. Silva, Jr./Luciano Ojea Quintana.

              MAYER, BROWN, ROWE & MAW LLP,
              190 S. LaSalle Street,
              Chicago, Illinois 60603

              Facsimile:        (+1 312) 706-8125
              Attention:        Douglas Doetsch

        For IFC:

              INTERNATIONAL FINANCE CORPORATION
              2121 Pennsylvania Avenue, N.W.
              Washington, D.C. 20433
              United States of America

              Facsimile:  (+1 202) 974-4300
              Attention:  Director, Global Financial Markets

              With a copy (in the case of communications relating to payments) sent to the attention of the Senior Manager, Financial Operations Unit, at:

              Facsimile:  (+1 202) 974-4371.

              With a copy (which shall not constitute notice) to:

              MARVAL, O'FARRELL & MAIRAL
              Av. Leandro N. Alem 928
              (C1001AAR) Buenos Aires
              Republic of Argentina

              Facsimile: (+54 11) 4310-0200
              Attention: Roberto E. Silva, Jr./Luciano Ojea Quintana.

              MAYER, BROWN, ROWE & MAW LLP,
              190 S. LaSalle Street,
              Chicago, Illinois 60603

              Facsimile:        (+1 312) 706-8125
              Attention:        Douglas Doetsch

        For CCC:

              COMMODITY CREDIT CORPORATION
              3101 Park Center Drive, Suite 1208,
              Alexandria, Virginia 22302,

              Telecopy: (+1 703) 305-2842
              Attention: Kristine Chadwick

              With a copy (which shall not constitute notice) to:

              MARVAL, O'FARRELL & MAIRAL
              Av. Leandro N. Alem 928
              (C1001AAR) Buenos Aires
              Republic of Argentina

              Facsimile: (+54 11) 4310-0200
              Attention: Roberto E. Silva, Jr./Luciano Ojea Quintana.

              MAYER, BROWN, ROWE & MAW LLP,
              190 S. LaSalle Street,
              Chicago, Illinois 60603

              Facsimile:        (+1 312) 706-8125
              Attention:        Douglas Doetsch

        For Note Purchase Agreement Agent:

              DEUTSCHE BANK TRUST COMPANY AMERICAS
              60 Wall Street
              New York, New York 10005

              Facsimile:        (+1 212) 912-7751
              Attention:        Dorothy Robinson.

              With a copy (which shall not constitute notice) to:

              MARVAL, O'FARRELL & MAIRAL
              Av. Leandro N. Alem 928
              (C1001AAR) Buenos Aires
              Republic of Argentina


              Facsimile: (+54 11) 4310-0200
              Attention: Roberto E. Silva, Jr./Luciano Ojea Quintana.

              MAYER, BROWN, ROWE & MAW LLP,
              190 S. LaSalle Street,
              Chicago, Illinois 60603

              Facsimile:        (+1 312) 706-8125
              Attention:        Douglas Doetsch

        For New Trade Credit Agreement Agent:

              DEUTSCHE BANK TRUST COMPANY AMERICAS
              60 Wall Street
              New York, New York 10005

              Facsimile:        (+1 212) 912-7751
              Attention:        Dorothy Robinson.

              With a copy (which shall not constitute notice) to:

              MARVAL, O'FARRELL & MAIRAL
              Av. Leandro N. Alem 928
              (C1001AAR) Buenos Aires
              Republic of Argentina

              Facsimile: (+54 11) 4310-0200
              Attention: Roberto E. Silva, Jr./Luciano Ojea Quintana.

              MAYER, BROWN, ROWE & MAW LLP,
              190 S. LaSalle Street,
              Chicago, Illinois 60603

              Facsimile:        (+1 312) 706-8125
              Attention:        Douglas Doetsch

            SECTION 9. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, OR PERFORMANCE THEREOF. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

            SECTION 10. Waiver of Sovereign Immunity. Grupo, in respect of itself, its Subsidiaries, their respective process agents, and their properties and revenues, hereby irrevocably agrees that, to the extent that Grupo, its Subsidiaries or any of their respective properties and revenues has or may hereafter acquire any right of immunity of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise, and whether characterized as sovereign immunity or otherwise), whether in the United States, the Country or elsewhere, to enforce or collect upon the this Agreement, the other Transaction Documents, or any other liability or obligation of Grupo of any of its Subsidiaries related to or arising from the transactions contemplated by this Agreement or the other Transaction Documents, including without limitation immunity from service of process, immunity from jurisdiction or judgment of any court or tribunal, immunity from execution of a judgment, and immunity of any of its property from attachment prior to any entry of judgment, or from attachment in aid of execution upon a judgment, Grupo, for itself and on behalf of its Subsidiaries, hereby expressly and irrevocably waives any such immunity in respect of its obligations under this Agreement and the other Transaction Documents, and, agrees, without limiting the generality of the foregoing, (i) that the waivers set forth in this Section 11 shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the

United States and are intended to be irrevocable for purposes of such Act, and
(ii) not to assert any such right or claim in any such proceeding, whether in the United States, the Country or elsewhere.

            SECTION 11. English Language. This Agreement has been negotiated and executed in the English language. The English language version of this Agreement and each other Transaction Document shall control and be conclusive as to the meaning of any terms and provisions hereof or thereof except in connection with the enforcement thereof in the Country as may be required by Argentine law. All agreements, documents, certificates, reports or notices to be delivered or communications to be given or made by any party hereto pursuant to the terms of any Transaction Document shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the other parties hereto shall have the right to rely for all purposes of this Agreement and the other Transaction Documents.

            SECTION 12. Headings. Section headings used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

            SECTION 13. Remedies. Each of the undersigned acknowledges that damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to all other remedies available at law, injunction, specific performance and any other form of equitable relief shall be available to enforce the provisions of this Agreement.

            SECTION 14. Third Party Beneficiaries. The parties to the Transaction Documents or Other Documents that are not parties to this Agreement are intended third party beneficiaries of this Agreement.

            SECTION 15. Agents. The Note Purchase Agreement Agent and the New Trade Credit Agreement Agent shall have no duties or responsibilities except for those that are expressly set forth in the other Transaction Documents or in the Other Documents to which they, respectively, are parties. The Note Purchase Agreement Agent, the New Trade Credit Agreement Agent, and the Documentation Agent shall have no responsibility for any recital, statement, representation or warranty made in any Transaction Document or any Other Document by any other party thereto or for the failure of any other party to any Transaction Document or any Other Document to perform its obligations thereunder.

            SECTION 16. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES (OTHER THAN SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above by their duly authorized officers.


                                        GRUPO FINANCIERO GALICIA S.A.

                                        By:    /s/ Pedro Richards
                                               ---------------------------------
                                        Name:  Pedro Richards
                                               ---------------------------------
                                        Title: Gerente
                                               ---------------------------------

                                      S-1                Grupo Galicia Agreement

                                      INTERNATIONAL FINANCE CORPORATION

                                      By:    /s/ Jyrki I. Koskelo
                                             -----------------------------------
                                      Name:  Jyrki I. Koskelo
                                             -----------------------------------
                                      Title: Director, Global Financial Markets
                                             -----------------------------------

                                      By:

                                      Name:
                                             -----------------------------------
                                      Title:
                                             -----------------------------------

                                    S-2                Grupo Galicia Agreement

                                        INTER-AMERICAN INVESTMENT CORPORATION

                                        By:    /s/ Steven L. Reed
                                               --------------------------------
                                        Name:  STEVEN L. REED
                                               --------------------------------
                                        Title: Acting General Manager
                                               --------------------------------

                                      S-3                Grupo Galicia Agreement

                                        COMMODITY CREDIT CORPORATION

                                        By:  /s/ James R. Little
                                           -------------------------------------
                                        Name:  James R. Little
                                        Title: Executive Vice President

                                        By:  /s/ Kristine M. Chadwick
                                           -------------------------------------
                                        Name:  Kristine M. Chadwick
                                        Title: Controller

                                      S-4                Grupo Galicia Agreement

                                        DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                           AS NOTE PURCHASE AGREEMENT AGENT AND
                                           AS NEW TRADE CREDIT AGREEMENT AGENT

                                        By:  /s/ Wanda Camacho
                                            ------------------------------------
                                        Name:  Wanda Camacho
                                        Title:  Vice President

                                        By:  /s/ Cynthia J. Powell
                                           -------------------------------------
                                        Name:  Cynthia J. Powell
                                        Title:  Assistant Vice President

                                      S-5                Grupo Galicia Agreement

                                    EXHIBIT A

                      FORM OF REGISTRATION RIGHTS AGREEMENT

            REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of _________ __, 2004 of Grupo Financiero Galicia S.A., an Argentine corporation (the "Company") for the benefit of the Holders (as defined below). In order to induce the creditors to participate in the debt restructuring (the "Restructuring") of Banco de Galicia y Buenos Aires S.A., a subsidiary of the Company, the Company has agreed for the benefit of the Holders to provide the registration rights set forth in this Agreement.

            The Company agrees that for the benefit of the beneficial owners from time to time of the Preferred Shares (as defined herein) and any securities into or for which such Preferred Shares has been converted or exchanged, and the beneficial owners from time to time thereof (each of the foregoing a "Holder" and together the "Holders"), as follows:

            SECTION 1. Definitions. Capitalized terms used herein without definition shall have their respective meanings set forth in the Pricing Supplement. As used in this Agreement, the following terms shall have the following meanings:

            "Affiliate" means with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

            "Amendment Effectiveness Deadline Date" has the meaning set forth in
Section 2(d) hereof.

            "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

            "Common Stock" means the ordinary "B" shares of the Company, with Ps. 1.00 par value per share.

            "Company" has the meaning set forth in the first paragraph hereof.

            "Deferral Period" has the meaning set forth in Section 3(h) hereof.

            "Effectiveness Deadline Date" has the meaning set forth in Section 2(a) hereof.

            "Effectiveness Period" means the period commencing on the Effectiveness Deadline Date and ending on September 30, 2005.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

            "Filing Deadline Date" has the meaning set forth in Section 2(a) hereof.

                                   Exhibit A-1           Grupo Galicia Agreement

            "Holder" has the meaning set forth in the second paragraph of this Agreement.

            "Initial Shelf Registration Statement" has the meaning set forth in
Section 2(a) hereof.

            "Issue Date" means the date the preferred shares of the Company are issued to the Holders, which preferred shares are automatically convertible into the Common Stock, on the first anniversary of the Issue Date.

            "Material Event" has the meaning set forth in Section 3(h) hereof.

            "Notice and Questionnaire" means a written notice delivered to the Company containing substantially the information called for by the Selling Securityholder Notice and Questionnaire distributed by the Company to the Holders prior to the Effectiveness Deadline Date.

            "Notice Holder" means, on any date, any Holder that has delivered a Notice and Questionnaire to the Company on or prior to such date.

            "Preferred Shares" means preferred shares of the Company which are held by persons other than Regulation S investors (as defined in the Pricing Supplement) issued pursuant to the equity prospectus dated April 26, 2004 which will be automatically converted into Common Stock on the first (1st) anniversary date of their issuance or, if earlier, on the occurrence of a change of control of the Company.

            "Pricing Supplement" means the pricing supplement, dated December 23, 2003, as supplemented on March 18, 2004 and April 6, 2004, relating to the Restructuring.

            "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

            "Registrable Securities" means the Common Stock resulting from conversion of the Preferred Shares pursuant to the terms thereof and any securities into or for which such Common Stock has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security, (A) the earliest of (i) such Common Stock's effective registration under the Securities Act and resale in accordance with the Registration Statement covering it, (ii) two years from the effectiveness of the Initial Shelf Registration Statement or (iii) the time at which Rule 144 (or any similar provision then in force, but not Rule 144A) becomes available for the Holder to immediately freely resell under the Securities Act without restriction all Registrable Securities held by it, and
(B) as a result of the event or circumstance described in any of the foregoing clauses (i) through (iii), the legend with respect to transfer restrictions described in the Pricing Supplement is removed or removable in accordance with the terms of such legend.

                                   Exhibit A-2           Grupo Galicia Agreement

            "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

            "Restricted Securities" means "restricted securities" as defined in Rule 144.

            "Restructuring" has the meaning set forth in the first paragraph hereof.

            "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

            "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

            "SEC" means the Securities and Exchange Commission.

            "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

            "Special Counsel" means Mayer, Brown, Rowe & Maw LLP or one such other successor counsel as shall be specified by the Holders of a majority of the Registrable Securities, but which may be another nationally recognized law firm experienced in securities law matters designated by the Company that is approved by the Holders of a majority of the Registrable Securities, the reasonable fees and expenses of which will be paid by the Company pursuant to
Section 5 hereof.

            "Subsequent Shelf Registration Statement" has the meaning set forth in Section 2(b) hereof.

            SECTION 2. Shelf Registration. (a) The Company shall prepare and file or cause to be prepared and filed with the SEC, not later than the date (the "Filing Deadline Date") that is one hundred eighty (180) days after the Issue Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Holders thereof of all of the Registrable Securities (the "Initial Shelf Registration Statement") permitted under applicable law to be registered thereon. The Initial Shelf Registration Statement shall be on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Holders in accordance with the methods of distribution elected by the Holders and set forth in the Initial Shelf Registration Statement and will use its reasonable best efforts to cause such registration statement as amended to become effective under the Securities Act as promptly as is reasonably practicable thereafter; provided, however, that if the Company files the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement on Form F-1 and subsequently becomes eligible to use Form F-3, it will file a post-effective amendment to such Form F-1 on Form F-3 prior to the end of the fiscal year in which it becomes eligible to use such Form F-3. The Company shall use its reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act by no later than June 1, 2005 (the

                                   Exhibit A-3           Grupo Galicia Agreement

"Effectiveness Deadline Date"), and to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement (as defined below)) continuously effective under the Securities Act until the expiration of the Effectiveness Period. At the time the Initial Shelf Registration Statement is declared effective, each Holder that is a Notice Holder or its nominee, as applicable, shall be named as a selling security holder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law. None of the Company's security holders (other than the Holders of Registrable Securities) shall have the right to include any of the Company's securities in the Initial Shelf Registration Statement.

            (b) If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because all Registrable Securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) Business Days of such cessation of effectiveness amend the Initial Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, and file an additional registration statement covering all of the securities that as of the date of such filing are Registrable Securities (a "Subsequent Shelf Registration Statement"). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is reasonably practicable after such filing and to keep such Registration Statement (or Subsequent Shelf Registration Statement) continuously effective until the end of the Effectiveness Period.

            (c) The Company shall supplement and amend (including by means of a post-effective amendment) a Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement, if required by the Securities Act or Exchange Act or as necessary to name a Notice Holder as a selling security holder pursuant to Section (d) below.

            (d) Each Holder agrees that if such Holder wishes to sell Registrable Securities pursuant to a Registration Statement and related Prospectus, it will do so only in accordance with this Agreement. Following the date that the Initial Shelf Registration Statement is declared effective, each Holder wishing to sell Registrable Securities pursuant to a Registration Statement and related Prospectus agrees to deliver a Notice and Questionnaire pursuant to Section 4, which Notice and Questionnaire shall be provided to Holders at least fifteen (15) days prior to the effective date of the Initial Shelf Registration Statement and any Subsequent Shelf Registration Statement, unless a Notice and Questionnaire has previously been delivered to the Company. From and after the date the Initial Shelf Registration Statement is declared effective, the Company shall, as promptly as practicable after the date a Notice and Questionnaire is delivered pursuant to Section 8(c), and in any event upon the later of (x) five (5) Business Days after such date or (y) five (5) Business Days after the expiration of any Deferral Period in effect when the Notice and Questionnaire is delivered or put into effect:

                  (i) if required by applicable law, file with the SEC a post-effective amendment to a Registration Statement or prepare and, if required by applicable

                                   Exhibit A-4           Grupo Galicia Agreement
            law, file a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that the Holder delivering such Notice and Questionnaire is named as a selling security holder in the applicable Registration Statement and the related Prospectus in such a manner as to permit such Notice Holder to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Registration Statement, use its reasonable best efforts to cause such post-effective amendment to be declared effective under the Securities Act within thirty days after the filing of the post-effective amendment, (the "Amendment Effectiveness Deadline Date");

                  (ii) promptly following the Amendment Effectiveness Deadline, provide such Holder copies of any Prospectus or supplement or amendment thereto filed pursuant to Section 2(d)(i); and

                  (iii) notify such Holder as promptly as is reasonably
            practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 2(d)(i);

            provided, that if such Notice and Questionnaire is delivered during a Deferral Period, the Company shall so inform the Holder delivering such Notice and Questionnaire and shall, to the extent required, take the actions set forth in clauses (i), (ii) and (iii) above upon expiration of the Deferral Period in accordance with Section 3(h). Notwithstanding anything contained herein to the contrary, if a Deferral Period shall be in effect on the Amendment Effectiveness Deadline Date (i) the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling security holder in any Registration Statement or related Prospectus until the expiration of the relevant time period specified in Section 2(d), provided, however, that the Company shall use its reasonable best efforts to name such Holder as a selling security holder as soon as is otherwise practicable and (ii) the Company shall use its reasonable best efforts to cause any post-effective amendment filed by the Company to be declared effective under the Securities Act within thirty days after the expiration of a Deferral Period.

            SECTION 3. Registration Procedures. In connection with the registration obligations of the Company under Section 2 hereof, from the date hereof until the expiration of the Effectiveness Period, the Company shall:

            (a) Prepare and file, subject to the provisions of Section 2(a) hereof, with the SEC a Registration Statement or Registration Statements on Form F-1 or another appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable best efforts to cause each such Registration Statement to become effective and remain effective as provided herein; provided that before filing the Initial Shelf Registration Statement with the SEC, furnish to the Special Counsel of such offering, if any, copies of all such documents proposed to be filed at

                                   Exhibit A-5           Grupo Galicia Agreement
      least three (3) Business Days prior to the filing of such Initial Shelf Registration Statement or amendment thereto or Prospectus or supplement thereto.

            (b) Subject to Section 3(h), prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 2(a); cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use its reasonable best efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or such Prospectus as so supplemented.

            (c)   As promptly as practicable give notice to the Notice Holders,
      (i) when any Prospectus, prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the Initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the occurrence of, but not the nature of or details concerning, a Material Event or (vi) of the determination by the Company that a post-effective amendment to a Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(h)), state that it constitutes a Deferral Notice, in which event the provisions of Section 3(h) shall apply.

            (d) Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide immediate notice to each Notice Holder and the Special Counsel of the withdrawal of any such order.

            (e) As promptly as practicable furnish to each Notice Holder and the Special Counsel, upon request and without charge, at least one conformed copy of the Registration Statement and any amendment thereto, including exhibits and all documents incorporated or deemed to be incorporated therein by reference.

                                   Exhibit A-6           Grupo Galicia Agreement

            (f) During the Effectiveness Period, deliver to each Notice Holder and, upon request, the Special Counsel, in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder and Special Counsel may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

            (g) Prior to any public offering of the Registrable Securities pursuant to a Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the Notice Holders and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Notice Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to a Registration Statement, use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Registration Statement and the related Prospectus; provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not be required to qualify but for this paragraph (g), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction.

            (h) Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of a Registration Statement or the initiation of proceedings with respect to a Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a "Material Event") as a result of which any Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (C) the occurrence or existence of any pending corporate development that, in the sole and reasonable judgment of the Company upon the receipt of an appropriate opinion from counsel to the Company, makes it appropriate to suspend the availability of a Registration Statement and the related Prospectus, including, without limitation, the determination by the Company that a post-effective amendment to a Registration Statement is required to be filed or (D) the issuance of a notification by the SEC to the Company that has the effect of, or upon the Company's reasonable determination following the receipt of advice of counsel satisfactory to the

                                   Exhibit A-7           Grupo Galicia Agreement

      Holders that the rules and regulations of the SEC have the effect of, requiring the Company to identify Notice Holders as selling security holders in the Registration Statement by means of a post-effective amendment to the Registration Statement:

                  (i) in the case of clause (B) above, subject to the next sentence, as promptly as reasonably practicable prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Registration Statement and Prospectus so that such Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, subject to the next sentence, use its reasonable best efforts to cause it to be declared effective as promptly as is practicable, and

                  (ii) in the case of any of clauses (A) through (D) above, give notice to the Notice Holders, and the Special Counsel, if any, that the availability of a Registration Statement is suspended (a "Deferral Notice") and, upon receipt of any Deferral Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to the Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus.

      The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed or commence, as applicable (x) in the case of clauses (A) and (D) above, as promptly as is reasonably practicable,
      (y) in the case of clause (B) above, as soon as, in the sole and reasonable judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as reasonably practicable thereafter and (z) in the case of clause (C) above, as soon as in the sole and reasonable judgment of the Company upon the receipt of an appropriate opinion from counsel to the Company, such suspension is no longer appropriate or required under applicable law. The Company shall be entitled to exercise its right under this Section 3(h) to suspend the availability of the Registration Statement or any Prospectus and, subject to clause (z) below, any such period during which the availability of the Registration Statement and any Prospectus is suspended (the "Deferral Period") shall not exceed 5 days; provided that the aggregate duration of any Deferral Periods shall not exceed 25 days in any 120-day period (or 45 days in any 120-day period in the event of a Material Event pursuant to

                                   Exhibit A-8           Grupo Galicia Agreement
      which the Company has delivered a second notice as permitted below); (y) in the case of a Material Event relating to an acquisition or a probable acquisition or financing, recapitalization, business combination or other similar transaction, the Company may deliver to Notice Holders a second notice to the effect set forth above, which shall have the effect of extending the Deferral Period by up to an additional 5 days, or such shorter period of time as is specified in such second notice; or (z) in the case of clause (D) above, the Company shall use its reasonable best efforts to terminate such Deferral Period as promptly as is reasonably practicable but shall not be subject to the provisions of clauses (x) and
      (y) of this sentence. Each Notice Holder agrees to hold any notice by the Company in respect of any Deferral Period or Material Event described in clause (y) of the preceding sentence in confidence.

            (i) If requested in writing in connection with an underwritten disposition of Registrable Securities pursuant to a Registration Statement, make reasonably available for inspection during normal business hours by a representative for the underwriters of such Registrable Securities, any attorneys and accountants retained by such underwriters all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for such underwriters, or any attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided that such persons shall first agree in writing with the Company that any non-public information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless
      (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities,
      (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Registration Statement or the use of any prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not known to be bound by a confidentiality agreement, and provided further that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all underwriters and the other parties entitled thereto by the Special Counsel. Any person legally compelled to disclose any such confidential information made available for inspection shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy.

            (j) Provide a CUSIP number for all Registrable Securities covered by each Registration Statement not later than the effective date of such Registration Statement and, if required, provide the transfer agent for the Common Stock with printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.

                                   Exhibit A-9           Grupo Galicia Agreement

            (k) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

            (l) Use its reasonable best efforts to list all Registrable Securities sold pursuant to a Registration Statement on the Nasdaq Small Cap Market.

            (m) Use its reasonable best efforts to comply with the Securities Act in connection with the offer and sale of the Registrable Securities to be sold pursuant to a Registration Statement, and, make available to its security holders, as soon as reasonably practicable, an earning statement covering at least twelve (12) months which shall satisfy the provisions of
      Section 11(a) of the Securities Act and Rule 158 thereunder.

            (n) If required to complete the sale, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing their Registrable Securities to be sold pursuant to a Registration Statement and not bearing any legends; and enable certificates for such Registrable Securities to be issued for such numbers of shares and registered in such names as such Holders may reasonably request at least two (2) business days prior to any sale of their Registrable Securities.

            (o) Enter into customary agreements (including an underwriting agreement or securities sales agreement, if any, in customary form) containing such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings as may be reasonably requested of them and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

            (p) Furnish to each registering Holder of Registrable Securities and to each underwriter, if any, a signed counterpart, addressed to such registering Holder of Registrable Securities or underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the Holders of a majority of the Registrable Securities included in such offering or the managing underwriters therefore reasonably request; and

            SECTION 4. Holder's Obligations. Each Holder agrees, by acquisition of the Registrable Securities, that no Holder shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to Section 2(d) hereof.

            Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a

                                  Exhibit A-10           Grupo Galicia Agreement
representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.

            Each Holder acknowledges and agrees that a Notice and Questionnaire will only be valid for a period of 30 Business Days commencing with the proposed sales date and that if any of the Registrable Securities to which such Notice and Questionnaire relates are not sold during such period, a new Notice and Questionnaire will need to be submitted to the Company not later than five (5) Business Days prior to the new proposed sales date. Notwithstanding the foregoing, no Notice and Questionnaire may be submitted, or if submitted will be of no force and effect, and no Registrable Securities may be sold pursuant to the Registration Statement if a Deferral Period is then in effect.

            SECTION 5. Registration Expenses. The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any Registration Statement is declared effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of the Special Counsel in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Notice Holders may designate pursuant to Section 3(g) of this Agreement and any filings required to be made with the National Association of Securities Dealers, Inc.), (ii) printing expenses, (iii) duplication expenses relating to copies of any Registration Statement or Prospectus delivered to any Holders hereunder, (iv) reasonable fees and disbursements of counsel for the Company and of the Special Counsel in connection with any Registration Statement; provided, that the reimbursement of fees to Special Counsel shall be limited to $25,000, and (v) any Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay selling expenses, including any underwriting discount and commissions, and all registration expenses to the extent required by applicable law.

            SECTION 6. Indemnification and Contribution.

            (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, each person, if any, who controls any Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of

                                  Exhibit A-11           Grupo Galicia Agreement
      any Holder within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any preliminary prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Holder furnished to the Company in writing by such Holder expressly for use therein; provided that the indemnification contained in this paragraph shall not inure to the benefit of any Holder (or to the benefit of any affiliate of such Holder or any person controlling such Holder) on account of any such losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Statement; provided in each case the Company has performed its obligations under Section 3(f) hereof if either (A) (x) such Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such Holder to the person asserting the claim from which such losses, claims, damages or liabilities arise and (y) the Prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission, or (B) (x) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such Holder thereafter fails to deliver such Prospectus as so amended or supplemented, with or prior to the delivery of written confirmation of the sale of a Registrable Security to the person asserting the claim from which such losses, claims, damages or liabilities arise.

            (b) Indemnification by Holders. Each Holder agrees severally and not jointly to indemnify and hold harmless the Company and its directors, its officers and each person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Company within the meaning of Rule 405 under the Securities Act or any other Holder, to the same extent as the foregoing indemnity from the Company to such Holder, but only with reference to information relating to such Holder furnished to the Company in writing by such Holder expressly for use in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of any Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such indemnification obligation.

            (c) Conduct of Indemnification Proceedings. In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 6(a) or 6(b) hereof, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In

                                  Exhibit A-12           Grupo Galicia Agreement
any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by, in the case of parties indemnified pursuant to Section 6(a), the Holders of a majority of the Registrable Securities covered by the Registration Statement held by Holders that are indemnified parties pursuant to
Section 6(a) and, in the case of parties indemnified pursuant to Section 6(b), the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

            Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

            (d) Contribution. To the extent that the indemnification provided for in Section 6(a) or 6(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company shall be deemed to be equal to the aggregate face value of the subordinated notes (as defined in the Pricing Supplement) that are being used by Holders to purchase Preferred Shares as part of the equity participation offer (as defined in the

                                  Exhibit A-13           Grupo Galicia Agreement

Pricing Supplement), before deducting expenses. The relative benefits received by any Holder shall be deemed to be equal to the value of receiving Registrable Securities that are registered under the Securities Act. The relative fault of the Holders on the one hand and the Company on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Holders or by the Company, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 6 are several in proportion to the respective number of Registrable Securities they have sold pursuant to a Registration Statement, and not joint.

            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding this Section 6, no indemnifying party that is a selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by it and distributed to the public were offered to the public exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

            (e) The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity, hereunder or otherwise.

            (f) The indemnity and contribution provisions contained in this
Section 6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder, any person controlling any Holder or any affiliate of any Holder or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) the sale of any Registrable Securities by any Holder.

            SECTION 7. Information Requirements. The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further commercially reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with

                                  Exhibit A-14           Grupo Galicia Agreement
such filing requirements, unless such a statement has been included in the Company's most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Common Stock) under any section of the Exchange Act.

            SECTION 8. Miscellaneous.

            (a) No Conflicting Agreements. The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements.

            (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing sentence, this Agreement may be amended by written agreement signed by the Company and the Holders, without the consent of the Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of the Holders of Registrable Securities. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this
Section 8(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

            (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery,
(ii) upon confirmation, if made by telecopier, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:

                  (i) if to a Holder, at the most current address given by such Holder to the Company in a Notice and Questionnaire or any amendment thereto:

                                  Exhibit A-15           Grupo Galicia Agreement
                        with a copy to (which shall not constitute notice):

                        Mayer, Brown, Rowe & Maw LLP
                        190 South LaSalle Street
                        Chicago, IL  60603
                        Attention: Douglas Doetsch, Esq.
                        Fax No.: (312) 701-7711

                  (ii)  if to the Company, to:

                         Grupo Financiero Galicia S.A.
                         Tte. Gral. Jua D. Peron 407, 2 Piso
                         C1038AA1 Buenos Aires
                         Argentina
                         Attention:       Pedro Richards
                         Fax No.: 011-54-11-4-343-7528
                         with a copy to (which shall not constitute notice):

                         White & Case LLP
                         New York, NY 10036
                         Attention: Priscilla Almodovar, Esq.
                         Fax No.: (212) 354-8113

or to such other address as such person may have furnished to the other persons identified in this Section 8(c) in writing in accordance herewith.

            (d) Approval of Holders. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its affiliates (as such term is defined in Rule 405 under the Securities Act) (other than subsequent Holders if such subsequent Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in either the numerator or denominator in determining whether such consent or approval was given by the Holders of such required percentage.

            (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

            (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed

                                  Exhibit A-16           Grupo Galicia Agreement
shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

            (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            (h) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

            (i) Severability. If any term provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

            (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement. In no event will such methods of distribution take the form of an underwritten offering of the Registrable Securities without the prior agreement of the Company.

            (k) Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof, which shall remain in effect in accordance with its terms.

            (l) Specific Performance. In the event that the Company fails to perform any of its obligations under this Agreement, any Holder shall be entitled, in addition to any other remedies as may be available to such Holder at law or in equity, to seek specific performance of the Company's obligations hereunder.

                                  Exhibit A-17           Grupo Galicia Agreement

            IN WITNESS WHEREOF, the Company has executed this Agreement for the benefit of the Holders as of the date first written above.

                                                 GRUPO FINANCIERO GALICIA S.A.

                                                 By:____________________________
                                                    Name:
                                                    Title:

                                  Exhibit A-18           Grupo Galicia Agreement